FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Annual results 2009

Contents (continued)

213

Appendix 1 Reconciliations of pro forma to statutory income statements and balance sheets

Appendix 2 Analysis by quarter

Appendix 3 Asset Protection Scheme

Appendix 4 Businesses outlined for disposal

Appendix 5 Revisions

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believes’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to the Group’s restructuring plans, capitalisation, portfolios, capital ratios, liquidity, risk weighted assets, return on equity, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; the Group’s future financial performance; the level and extent of future impairments and write-downs; the protection provided by the APS; and the Group’s potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which RBS has significant business activities or investments, including the United States; developments in the current crisis in the global financial markets, and their impact on the financial industry in general and on RBS in particular; the full nationalisation of RBS or other resolution procedures under the Banking Act 2009; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; changes in UK and foreign laws, regulations and taxes, including changes in regulatory capital regulations; a change of UK Government or changes to UK Government policy; changes in RBS’s credit ratings; RBS’s participation in the Asset Protection Scheme (APS) and the effect of such Scheme on RBS’s financial and capital position; the conversion of the B Shares in accordance with their terms; the ability to access the contingent capital from HM Treasury; limitations on, or additional requirements imposed on, RBS’s activities as a result of HM Treasury’s investment in RBS; changes in competition and pricing environments; the financial stability of other financial institutions, and RBS’s counterparties and borrowers; the value and effectiveness of any credit protection purchased by RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; the ability to achieve revenue benefits and cost savings from the integration of certain of ABN AMRO’s businesses and assets; natural and other disasters; the inability to hedge certain risks economically; the ability to access sufficient funding to meet liquidity needs; the ability to complete restructurings on a timely basis, or at all, including the disposal of certain non-core assets and assets and businesses required as part of the EC State Aid approval; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Presentation of information

Acquisition of ABN AMRO

On 17 October 2007, RFS Holdings B.V. ('RFS Holdings'), a company jointly owned by The Royal Bank of Scotland Group plc (‘RBS’), Fortis Bank Nederland (Holding) N.V. ('Fortis') and Banco Santander S.A. ('Santander') (together, the 'Consortium Members'), completed the acquisition of ABN AMRO Holding N.V. ('ABN AMRO').

The Consortium Members have implemented an orderly separation of the business units of ABN AMRO with RBS retaining the following former ABN AMRO business units:

●	Continuing businesses of Business Unit North America;

●	Business Unit Global Clients and wholesale clients in the Netherlands (including former Dutch wholesale clients) and Latin America (excluding Brazil);

●	Business Unit Asia (excluding Saudi Hollandi); and

●	Business Unit Europe (excluding Antonveneta).

Some other remaining assets will continue to be shared by the Consortium Members until their orderly disposal or transfer.

On 3 October 2008, the State of the Netherlands acquired Fortis Bank Nederland (Holding) N.V. including Fortis's participation in RFS Holdings that represented the acquired activities of ABN AMRO.

The separation of the main platform shared between RBS and its Dutch state-owned partner was completed in 2009 and in February 2010 the majority of the businesses of ABN AMRO acquired by Dutch State were legally demerged from the RBS-acquired businesses. The Group expects that, subject to legal process and regulatory approvals, the full legal separation of the constituent parts of ABN AMRO will be completed in April. From that point RBS will cease to consolidate the Consortium Members’ interests in ABN AMRO in its statutory results.

Pro forma results

Pro forma results have been prepared to include only those business units of ABN AMRO that will be retained by RBS. The business and strategic update, divisional performance and discussion of risk and capital management in this announcement focus on the pro forma results. The basis of preparation of the pro forma results is detailed on page 88.

Statutory results

RFS Holdings is jointly owned by the Consortium Members. It is controlled by RBS and is therefore fully consolidated in its audited statutory financial statements. The interests of the State of the Netherlands and Santander in RFS Holdings are included in minority interests.

Presentation of information (continued)

Restatements

Divisional results for 2008 have been restated to reflect the Group’s new organisational structure that includes a Non-Core division comprising individual assets, portfolios and lines of business that the Group intends to run off or dispose. The Non-Core division is reported separately from the divisions which form the Core Group. In addition, separate reporting of Business Services (formerly Group Manufacturing) and Centre results has changed and, with the exception of certain items of a one off nature, costs incurred are now allocated to the customer-facing divisions and shown as ‘indirect expenses’ and are included in the measurement of the returns which they generate. These changes do not affect the Group’s results. Comparatives have been restated accordingly.

The pro forma and statutory results for 2008 have also been restated for the amendment to IFRS 2 ‘Share-based Payment’. This has resulted in an increase in staff costs amounting to £97 million for the fourth quarter of 2008 and £169 million for the full year 2008.

Results summary – pro forma

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Core
Total income (1)	31,726	23,631	7,432	7,040	2,293
Operating expenses (2)	(14,954)	(13,505)	(3,788)	(3,669)	(2,968)
Insurance net claims	(3,769)	(3,217)	(1,173)	(1,019)	(864)
Operating profit/(loss) before impairment losses (3)	13,003	6,909	2,471	2,352	(1,539)
Impairment losses	(4,678)	(2,496)	(1,288)	(1,213)	(1,312)
Operating profit/(loss) (3)	8,325	4,413	1,183	1,139	(2,851)

Non-Core
Total income (1)	(2,301)	(3,032)	108	54	(1,930)
Operating expenses (2)	(2,447)	(2,683)	(685)	(526)	(767)
Insurance net claims	(588)	(700)	(148)	(126)	(192)
Operating loss before impairment losses (3)	(5,336)	(6,415)	(725)	(598)	(2,889)
Impairment losses	(9,221)	(4,936)	(1,811)	(2,066)	(3,361)
Operating loss (3)	(14,557)	(11,351)	(2,536)	(2,664)	(6,250)

Total*
Total income (1)	29,425	20,599	7,540	7,094	363
Operating expenses (2)	(17,401)	(16,188)	(4,473)	(4,195)	(3,735)
Insurance net claims	(4,357)	(3,917)	(1,321)	(1,145)	(1,056)
Operating profit/(loss) before impairment losses (3)	7,667	494	1,746	1,754	(4,428)
Impairment losses	(13,899)	(7,432)	(3,099)	(3,279)	(4,673)
Operating loss (3)	(6,232)	(6,938)	(1,353)	(1,525)	(9,101)
Integration and restructuring costs	(1,286)	(1,357)	(228)	(324)	(752)
Gain on redemption of own debt	3,790	-	-	-	-
Gains on pensions curtailment	2,148	-	2,148	-	-
Other	(348)	(1)	(433)	(228)	380
Operating (loss)/profit before tax (4)	(1,928)	(8,296)	134	(2,077)	(9,473)

* Includes fair value of own debt impact	(142)	1,232	270	(483)	(861)

For definitions of the notes see page 31.

Results summary – pro forma

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

Performance ratios
Core
- Net interest margin	2.12%	2.45%	2.06%	2.10%	2.34%
- Cost:income ratio (5)	47.1%	57.1%	51.0%	52.1%	129.4%
- Adjusted cost:income ratio (6)	53.5%	66.2%	60.5%	60.9%	207.7%
Non-Core
- Net interest margin	0.69%	0.87%	1.17%	0.55%	1.36%
- Cost:income ratio (5)	(106.3%)	(88.5%)	634.3%	974.1%	(39.7%)
- Adjusted cost:income ratio (6)	(84.7%)	(71.9%)	(1,712.5%)	(730.6%)	(36.2%)
Group
- Net interest margin	1.76%	2.08%	1.83%	1.75%	2.11%
- Cost:income ratio (5)	59.1%	78.6%	59.3%	59.1%	-
- Adjusted cost:income ratio (6)	69.4%	97.0%	71.9%	70.5%	-
Continuing operations:
Basic loss per ordinary and B share (7)	(6.3p)	(146.2p)	(1.2p)	(3.2p)	(100.5p)

	31 December 2009	30 September 2009	Change	31 December 2008	Change

Capital and balance sheet
Total assets	£1,522.5bn	£1,680.3bn	(9.4%)	£2,218.7bn	(31.4%)
Funded balance sheet (8)	£1,084.3bn	£1,127.8bn	(3.9%)	£1,227.2bn	(11.6%)
Loan:deposit ratio (Core - net of provisions)	104%	108%	(400bp)	118%	(1,400bp)
Loan:deposit ratio (Non-Core - net of provisions)	1,121%	937%	18,400bp	683%	43,800bp
Loan:deposit ratio (Group - net of provisions)	135%	139%	(400bp)	151%	(1,600bp)
Risk-weighted assets - Gross	£565.8bn	£594.7bn	(5%)	£577.8bn	(2%)
Benefit of APS	(£127.6bn)	-	-	-	-
Risk-weighted assets	£438.2bn	£594.7bn	(26%)	£577.8bn	(24%)
Total equity	£80.0bn	£58.9bn	35.8%	£64.3bn	24.4%
Core Tier 1 ratio	11.0%	5.5%	550bp	5.9%	510bp
Tier 1 ratio	14.4%	8.0%	640bp	9.9%	450bp
Tier 1 leverage ratio (9)	17.0x	23.4x	(27%)	21.2x	(20%)
Tangible equity leverage ratio (10)	5.2%	3.0%	220bp	2.4%	280bp
Net tangible equity per share	51.3p	59.4p	(14%)	73.8p	(31%)

For definitions of the notes see page 31.

Results summary – statutory

Highlights

●	Income of £38,690 million for 2009 .

●	Pre-tax loss of £2,595 million for 2009.

●	Core Tier 1 ratio 11.0%.

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Total income	38,690	25,868	8,769	8,080	2,064
Operating expenses *	(21,478)	(54,202)	(4,035)	(5,552)	(38,162)
Operating profit/(loss) before impairment losses	12,355	(32,764)	3,220	1,319	(37,293)
Impairment losses	(14,950)	(8,072)	(3,402)	(3,488)	(5,014)
Operating loss before tax	(2,595)	(40,836)	(182)	(2,169)	(42,307)
Loss attributable to ordinary and B shareholders	(3,607)	(24,306)	(765)	(1,800)	(24,350)

* Includes write-down of goodwill and other intangible assets	(363)	(32,581)	(52)	-	(32,581)

Chairman’s statement

2009 was a year of profound change and substantial challenges for The Royal Bank of Scotland Group. But, in the course of the year, we have put in place the building blocks of our recovery plan and have begun the process of restoring the company to good health.

The economic backdrop was the most difficult for very many years, though there was a gradual improvement as the year progressed. Viewed in that context, there are resilient aspects of our performance in another disappointing year of overall losses. At the heart of the Group are excellent businesses, thousands of talented people and millions of loyal customers.

The Board knows that while much was achieved in 2009, there is still much to do to rebuild our performance. We have no doubts that we will achieve this. The Group now has appropriate levels of new capital and our job is to make that capital work on behalf of shareholders.

Economic backdrop – a deep recession, but signs of recovery

Last year was a tumultuous one for the global economy. In our most important market, the UK, gross domestic product shrank by 4.8 per cent in real terms. Significant contractions were also registered in the USA and, in particular, in Ireland.

The recession hurt many of our customers, with unemployment rising sharply and corporate profitability coming under severe pressure, which in turn led to a marked deterioration in credit quality. In addition, lower interest rates squeezed margins on many of our savings products.

More positively, the economic environment started to improve in the second half of the year, with the USA and UK emerging from recession, and many asset prices rising sharply. Expectations for growth in 2010 are muted, and important adjustments still need to take place in the global economy. We plan for the future on a conservative basis. But we take comfort from the fact that we appear to be moving into the recovery phase.

External influences – a price worth paying

The benefits to RBS of political involvement, in the widest possible sense, are significantly larger than the costs. Put simply, if RBS hadn’t received government support, it wouldn’t be here today. Moreover, the extent of the support it received means RBS is in a position to rebuild carefully on our strengths.

This support has come at a price, most notably the divestments we are required to make as part of our settlement with the European Commission. These partly relate to the Commission’s views on market share, with a particular focus on our SME business in the UK, and will lead to the sale of the RBS branch network in England and Wales and the NatWest branches in Scotland. Other divestments are intended to act as a deterrent to companies seeking state aid, most notably the required sale of our insurance business.

Chairman’s statement (continued)

External influences – a price worth paying (continued)

This is not how we would have chosen to change RBS, because our absolute priority is restoring value for investors, including the UK taxpayer. Collectively, the businesses we will sell represent under 15% of the Group, and the disposals are a distraction we would have preferred to avoid. However, we have four years to make all our disposals. In that timeframe, we are confident we can minimise any adverse impact and we expect to get proper value for shareholders.

The APS comes with a high price tag, but is a worthwhile investment on two counts. First, it enables us to pass the Financial Services Authority’s stress tests. The insurance element of the scheme is the only way we could realistically achieve that. Second, it fills the hole in our capital ratios created by the losses we made in 2009, the further charges we expect to make in 2010, and the associated increase in risk-weighted assets from procyclicality and regulatory change. We need the support of the APS if we are to accomplish our goals.

It is the Board’s view that the restructured terms of the APS, which were endorsed by independent shareholders in December 2009, represent a better outcome for shareholders than the outline agreement reached in February 2009, when market conditions were much more uncertain and difficult. It insures fewer assets and costs less. This means that we do not expect to claim losses under the APS, but it does provide valuable protection in the event of more challenging economic conditions. We have also agreed how, if we wish to do so, we can cancel the scheme at any stage. Finally, the fees have substantially reduced and we retain our deferred tax assets.

Shareholders – rebuilding confidence and trust

We know that we have to rebuild confidence and trust with investors. We believe the best way to do that is to combine clear performance targets with improved disclosure. Enhanced transparency will enable shareholders – both Government and private – to measure and judge performance as we work to restore the Group’s financial performance. UKFI has been a demanding, engaged and active shareholder, most prominently in remuneration issues. However, it has at all times acted in a manner consistent with its status as an arm’s length, commercial investor, which intends to sell its interests in RBS at the earliest attractive time.

Remuneration reform - leading the way

Throughout 2009, one of the biggest challenges we faced was balancing public and political concerns on bankers' pay with the long-term interests of all our shareholders. We share the public's concerns and we understand that it is impossible to defend some of the historic pay practices of the industry. Reform is needed. We said we would lead that reform and I believe we have: our policies on claw-back and deferral of bonuses, announced in February 2009, went further than other banks and further than the subsequent G20 proposals.

Chairman’s statement (continued)

The losses the Group has recorded this year are driven by the legacy of actions taken in the past for which responsibility has been allocated. The relevant people are no longer with the Group. The bonus payments made this year are targeted at the staff who are tasked with the job of returning the group to profitability by delivering sustainable growth in our Core business and managing down the legacy exposures in our Non-Core division.

On bonus payments for 2009, we were guided by a policy to pay the minimum necessary to retain and motivate staff who are critical to the recovery of RBS. The Board believes it would have undermined the profitable core of the business and damaged shareholder value had we recommended less. It is essential that talented people do not feel disadvantaged in working to restore value to RBS, compared with other banks. Nonetheless, the Board believes the position we have reached – developed by the Remuneration Committee, endorsed by the Board and accepted by UKFI, who for one year only held a legal right to consent – strikes an appropriate balance.

With regard to our Group Chief Executive, Stephen Hester was recruited 15 months ago to lead the RBS turnaround, which represents one of the largest corporate restructurings ever undertaken. The Board’s Remuneration Committee considers that Stephen Hester significantly outperformed the targets he was set for 2009 and intended to award a bonus commensurate with that view. He decided to waive this bonus award, given public controversy on banking pay and the potential for his bonus to divert attention from and weaken support for the RBS turnaround and recovery. However, it remains the Board’s intention over the course of the recovery period to reward the Chief Executive fairly, appropriately and at market levels for achievement against the targets we have published to make the bank safe, successful and valuable again. Gordon Pell, Deputy Chief Executive, who retires at the end of March 2010, also waived any bonus award for 2009.

Governance – comprehensive change to Board and Executive Management

We have made comprehensive changes to Board and Executive Management. The Board is now the right size – smaller – and combines the skills and experience we need to rebuild the company. Sir Sandy Crombie, Bruce van Saun, and Phillip Scott all joined in 2009, while Penny Hughes joined in 2010. On the Executive Committee, all nine members are new to their posts although, pleasingly, half of them were promoted from within the organisation.

Our strategy involves the introduction of new management disciplines to ensure that the RBS of tomorrow will be fundamentally different from the RBS of yesterday – in risk, in focus on customers and in accountability. Our new Board Risk Committee is a good example of the changes we have already set in motion. It will regularly analyse the risk profile of the Group, identify any longer term threats and make recommendations to the Board as appropriate.

Serving our communities

We are acutely aware of our responsibility to repay the support we’ve received, to enable the UK taxpayer to exit from the investment in RBS. But there is more we can do to support our customers and the wider communities we serve. For example, we’ve been at the forefront of measures taken to minimise mortgage repossessions and to guarantee overdraft prices for small businesses.

Chairman’s statement (continued)

The Group is justly proud of its MoneySense programme, now in its sixteenth year, which strives to increase financial capability and inclusion. This programme has a special focus on schools, with 600 RBS employees delivering new lessons to over one third of a million pupils each year.

Finally, we are satisfied that we are fulfilling both the letter and the spirit of our lending commitments, which were to make an additional £9 billion available to the mortgage market and £16 billion to creditworthy businesses. On the former, we have beaten our target. On the latter, we have achieved £60 billion of gross new lending to businesses, including £39 billion to small and medium enterprises, but, in the current economic environment, many customers have been strongly focused on reducing their borrowings. Moreover, the withdrawal of foreign lenders has been less pronounced than anticipated, there has been a sharp increase in capital market issuance and demand has been weak in the teeth of the recession. As a result we have not achieved our £16 billion net lending target. Even so, we are ready, willing and able to lend, and have approved 85% of loan applications during 2009, a level consistent with previous years.

A new phase for RBS

We are moving purposefully to a new phase for RBS. We have a focused team and a clear strategy. We have removed the main barriers that were in our way. If we do the right things for our customers we'll be doing the right things for our shareholders. I hope that the Group’s results give you the clarity about our performance and direction that enables you to share the confidence I have in the brighter future for RBS.

Philip Hampton
Chairman
24 February 2010

Group Chief Executive’s letter to shareholders

This is my first full year report to RBS shareholders since joining the Bank in November 2008, and it has been quite a year. Everyone at RBS is conscious of the responsibilities that lie with us to ensure recovery of the support the Bank has received. In that context it is pleasing to be able to report some big steps on our recovery path, which I outline below. These come after an unpalatable starting point in January 2009, when the share price fell to 10p and we warned of a net loss of £24 billion for 2008. Just as important as 2009’s progress, the path ahead for RBS is now well signposted and we have greater confidence in meeting our goals.

Goals

Put simply, we have three overriding objectives:

●	To serve our customers well;

●	To restore the Bank to undoubted standalone strength; and

●	To rebuild sustainable value for all shareholders and in so doing to enable the UK Government to sell its shareholding profitably over time.

The riskiest part of RBS’s journey is now behind us. There are four years left of our recovery plan. Each year we expect to report strong measurable progress.

Strategy

Our strategy is simple and its concepts are well tested in this and other industries. Its implementation, however, constitutes one of the largest and most far-reaching company restructurings yet seen globally.

We aim to remake RBS as one of the world’s most admired, valuable and stable universal banks. Driven by market-leading businesses in large customer-driven markets, RBS targets 15%+ sustainable returns on equity from a stable AA category risk profile and balance sheet.

We are concentrating RBS around the competitive strengths we enjoy in each of our Core Business Divisions. We are focusing on what we are good at and making it better. At the same time we are reducing our balance sheet, risk and funding exposures through massive restructuring and are reducing both scale and scope in areas where we are not naturally strong. We are re-engineering cost structures and have embarked on overdue business investment. Cross-cutting management and cultural change has also been comprehensive.

Results and progress

2009 has seen pleasing progress toward our three principal goals. On every published measure the Group is ahead of our Strategic Plan at this stage. However, the challenges of the starting point mean it will take until the end of our Plan period for overall profitability to meet our aspirations.

Group Chief Executive’s letter to shareholders (continued)

Customers

In 2009 our Core Businesses have sustained their market positions, with customer numbers steady or growing across the Group’s major retail and corporate business lines, thereby confirming the essential health and value that underpins RBS’s businesses. This is also a testimony to the efforts and endurance of our people. We can and must do better still, however. The ‘new’ RBS will be known for its unswerving focus on customers.

Risk

We have also made substantial progress in restoring strength and improved risk management to RBS – both under our own steam and thanks to Government support and improving markets. Our overall balance sheet is already £696 billion below its peak and the funded balance sheet is £351 billion lower, in constant currency terms; 70% of our targeted reduction is behind us. Our funding and liquidity resilience has dramatically improved. Our loan:deposit ratio is down from its 154% peak to 135%, and in our Core Business is just 104% compared with our 2013 target of c.100%. Our Core Tier 1 capital ratio is a robust 11.0%, which we expect to be enough to meet the further challenges we anticipate in 2010 before the expected recovery takes stronger hold in 2011, and to take account of the direction of regulatory change.

UK Government support has enabled our capital improvement. This support also encompasses the Asset Protection Scheme (APS) and related Contingent Capital Line finalised in December, and accompanied by European Union sign-off, subject to agreed remedies. We do not expect to receive any net payment under the APS or to have to convert contingent capital into equity, and we target an exit from the arrangements by 2012/13 (subject to regulatory approval). They do, however, provide valuable tail risk protection whilst we exit the remaining excess risk exposures and until economic recovery is completely established.

Profits

Goal number three, restoration of sustainable shareholder value, will take the longest, though its prospect is becoming clearer. To achieve this goal we need to make sure that our Core Business improvement measures succeed and to complete the Non-Core exit; we also need economic recovery. Nevertheless, progress in 2009 was encouraging. Our Core Business posted operating profit of £8.3 billion (up 89% on 2008). £5.7 billion of these profits came from Global Banking & Markets, our investment banking arm, which successfully took advantage of buoyant markets despite the handicaps of its own radical restructuring. While we expect this level of core profits to decrease in 2010 as GBM’s markets normalise, our Retail and Commercial businesses, which we believe reached their cyclical trough in 2009, should bounce back in the coming years, eventually constituting a stable two thirds of Group profits.

In our Non-Core Division, rapid progress on divestments, asset run-off and sales has reduced total third party assets by 36% in 2009 (ahead of Plan) to £221 billion, including derivatives. Doing so crystallised losses, and further losses are likely to occur in coming years, albeit steadily declining. In the second half of 2009, Non-Core losses reduced 44% from the first half, providing encouragement to this trend. After some one-off gains, RBS Group had net attributable losses of £3.6 billion overall.

Group Chief Executive’s letter to shareholders (continued)

Outlook

We see the outlook as cautiously encouraging for RBS and the economies we serve, although with clear risks. It looks as if loan impairments may have peaked in 2009 and our net interest margin, despite continued squeeze on liability margins and higher liquidity costs, has now shown two quarters of improvement. Our progress in 2009 gives increased comfort in our ability to execute the restructuring challenges that remain.

Nonetheless, there are important areas of uncertainty today that should become clearer over the course of 2010. How these resolve will make the value case for RBS more certain.

-	Firstly, much depends on the shape and pace of economic recovery and the way it feeds through to business activity, interest rates and credit impairments.

-

Secondly, prospective regulatory change (about which more below) is likely to be significantly shaped in 2010 with timing of implementation also clearer. This will affect customer activity and pricing as well as capital structure and shareholder returns.

-

Thirdly, as the prospect of share sales becomes more realistic, RBS can transition from financial ‘problem’ to ‘opportunity’. This will also help underpin the message to staff, shareholders and customers that RBS is being run commercially on behalf of all shareholders.

-

Finally, while the riskiest part of the recovery plan is behind us, 2010 will be a year of hard slog, with limited visibility of our end value. Though Non-Core impairments and write-downs are expected to improve, they are likely to remain high and will once again continue to weigh against our strong Core operating profits. Our plans carry execution risk, and there is a further risk of sheer change fatigue. We must make sure that we stay on top of these risks.

People

There are several necessary ingredients on the journey from failed institution to recovery story, and in the end to market leader. Perhaps the most crucial of these ingredients is people.

We needed to make comprehensive changes at the top and throughout our organisation, and we have implemented these changes decisively. On-going challenges from efficiency measures and business reduction are manifest. Finally the sheer magnitude and intensity of institutional change, the pressure on morale of backward-looking commentary and customer uncertainty, the dents to pride and personal savings all take a toll. Our people face significant headwinds. Yet good, motivated, well managed people are a vital necessity for achieving each of our three overriding goals.

RBS’s recovery is a work in progress. Management’s greatest task is human renewal and motivation. We have experienced damaging losses of skilled people and will continue to do so. But to date the overall signs are positive. The transition we need to make is ahead of schedule. Our people, new and old, are doing their jobs, and doing them well. Compliments are due to them for this.

Regulation

Change is needed and is happening. As a large, diversified, systemic bank, and as a poster child for what needed reforming, RBS is both affected and constructively engaged.

Group Chief Executive’s letter to shareholders (continued)

Three strands of change are discernible. The changes in process around the Basel rules on quality and quantity of capital, on risk weighting and on liquidity are generally well conceived and appropriate. However, their combination needs careful calibration to ensure the right balance between effectiveness and jeopardising economic growth and industry stability. Similarly a measured timetable for implementation is vital. Done properly, we welcome the direction of change; it fits our own self-administered change and should be accommodated within our plans for the coming years.

The Basel changes are designed to reduce the probability of default in financial services. That leaves another critical strand of work around what happens in the case of default (even if much less likely to happen than before). We must make sure that our industry does not need the level of systemic and specific support called upon in 2008/09 in any future crisis. To enable banks to fail without a seizing-up of our financial system or a disastrous domino effect is a complex re-engineering challenge, especially when the scenario in question is not individual bank failure but systemic threat to many banks. I believe the answer lies in devising a ‘Chapter 11’ regime for banks, a clearer and swifter loss attribution mechanism beyond equity and a reduction in counterparty risk. Size and shape of themselves are a red herring, as surely all the facts of the crisis bear out. In any event, change in the area of crisis resolution is a must. But the consequences may be far-reaching and may have unforeseen side effects. We need thoughtful, purposeful dialogue leading to reform that works and we need to avoid rushed measures that distract.

Finally the financial services industry must do more on the issue of cultural change: reconnection with customers and communities; restoration of management excellence; reform of pay structures that have become hard to defend. The financial services industry is integral to our economic system. As such its weakening comes at considerable peril to society’s broader wealth creation and stability. But our more intangible licence to operate from society is at present rather battered. Our integral role requires that we restore it.

Shareholders

RBS is being restructured and run to serve customers well, to be safe and stable and to restore sustainable shareholder value for all. It is our legal duty. It is our intention and desire. It is also the only way by which taxpayers will recover the support they have entrusted us with.

As we go through implementation of RBS’s Strategic Plan, RBS’s value will be determined by the improved sustainable earnings power of our Core Business. The losses from the Non-Core wind-down will continue for a time, but should increasingly be seen as catered for in our financial structure. As confidence grows, we will be able to resolve the complexities in our capital structure and the Government will have opportunities to sell down its stake, thereby adding clarity and reducing the risk discount that is perceived today.

At the beginning of 2010 RBS is still a complex story. It will become simpler, clearer and more valuable as our strategy and actions show more results. We believe we can do this, to the benefit of all.

Stephen Hester
Group Chief Executive
24 February 2010

Business and strategic update

Strategic plan

RBS has made a strong start on the implementation of the strategic plan first announced in February 2009, with good progress made against the targets set out for the Group. The Group has sharply reduced risk in its balance sheet through rapid run-off of Non-Core exposures, disposals both of asset portfolios and of whole businesses, and enhancements to its risk control framework. At the same time, the core business franchises have shown resilience through difficult economic conditions, and are increasingly well positioned as the major economies in which they operate start to recover. Detailed plans for further improvements to the efficiency of these core businesses have been developed and are expected to yield both cost reductions and enhanced customer service over the next three years.

There remain, however, many uncertainties in the economic environment and the Group expects the process of rebuilding standalone strength and shareholder value to take several years.

Balance sheet management

Significant progress has been achieved in reducing the Group balance sheet to a sustainable scale. Total assets have been cut by £696 billion over the course of 2009 to £1,522 billion at 31 December 2009. Funded assets have declined by £143 billion, with both the Non-Core division and Global Banking & Markets (GBM) making good progress in reducing exposures. Excluding Sempra, Non-Core has exceeded its previously announced target for third party asset run-off in 2009 by £15 billion. Group risk-weighted assets have decreased by £140 billion during the year, including a £128 billion benefit from the Asset Protection Scheme.

●

Following accession to the APS and the issue of B shares to the UK Government in December 2009, the Group’s core tier 1 capital ratio has increased to 11.0%, from 5.9% at 31 December 2008 and 5.5% at 30 September 2009. The year-end core tier 1 ratio benefits by 160 basis points from the APS, with risk-weighted asset relief provided by the Scheme partially offset by related core tier 1 deductions.

●

The Group’s loan:deposit ratio, net of provisions, has improved to 135%, compared with 151% at the end of 2008 and 139% at 30 September 2009, with loans and advances sharply lower (principally in the GBM and Non-Core divisions) and good balance growth in the core deposit-gathering franchises. The Core loan:deposit ratio at 31 December 2009 was 104%, compared with 118% at the end of 2008.

●

Wholesale unsecured funding of less than one year duration has declined to £250 billion, (including £109 billion of bank deposits) compared with £343 billion at the end of 2008 and £294 billion at the end of the third quarter of 2009.

●	Liquidity reserves have increased to £171 billion, compared with £90 billion at the end of 2008 and £140 billion at 30 September 2009.

Business and strategic update (continued)

Core Bank

The Group’s customer franchises have remained resilient through a difficult year. RBS has sustained its position in its core retail and corporate markets, with customer numbers steady or growing across the Group’s major businesses.

●

UK Retail added 60,000 current accounts customers during the fourth quarter, with current account numbers rising by 3% over the last year to 12.8 million at 31 Dec ember 2009. Over 1 million savings accounts have been added over the year.

●	UK Retail added 19,000 mortgage accounts during the fourth quarter, taking mortgage account numbers to 845,000, 10% up on December 2008.

●	UK Corporate and Commercial customer numbers held stable, including over 1.1 million SMEs.

●	GBM maintained its market position in core franchise areas through 2009, with top tier market rankings in foreign exchange, options, rates, equities and debt capital markets.

●	Ulster Bank held SME and corporate customer numbers stable over the last year and increased consumer accounts by 3%, compared with December 2008 .

●

US Retail and Commercial’s consumer and commercial customer base s held steady in its core New England, mid-Atlantic and Midwest regional footprint during the quarter, with 58,000 personal checking accounts added over the course of the year. The division substantially improved its position in the mortgage origination market.

●

RBS Insurance has achieved good growth in policy numbers, driven by the success of its own brand s. Churchill’s motor policy numbers grew by 19% and its home policies by 32% over the course of 2009, with Direct Line, which is not available on price comparison websites, achieving steadier growth – up 4% in motor and 2% in home over the same period.

The Core Bank performed strongly in 2009, with operating profit rebounding from 2008’s weak levels to £8,325 million, despite an 87% increase in impairments to £4,678 million.

The principal driver of the Core Bank performance was the turnaround in the performance of GBM, which was loss-making in 2008. Although the exceptionally buoyant market conditions experienced in the first quarter levelled off over the course of the year, the restructuring of the business to focus on core customer franchises has been successful, with returns improving as a result of disciplined use of capital to support targeted clients.

The retail and commercial banking divisions also made good progress in reshaping their businesses to benefit from economic recovery, with improvements to product offerings and customer service contributing to their performance. Each business has taken steps to stem the erosion of net interest margin experienced over recent years, and although the strong competition for deposits has substantially reduced liability margins, efforts to rebuild asset pricing have begun to bear fruit. Net interest margin for the Core retail and commercial banking divisions recovered to 3.04% in the fourth quarter, significantly better than 2.70% in the first quarter.

Business and strategic update (continued)

Core Bank (continued)

Signs that impairments might have peaked appear to have been borne out in the fourth quarter, and there are indications that the pace of downwards credit rating migration for corporates is slowing. Nonetheless, the financial circumstances of many consumers and businesses remain fragile, and rising refinancing costs, whether as a result of monetary tightening or of increased regulatory capital requirements, could expose some customers to further difficulty.

Efficiency has improved substantially, with the Core Bank cost:income ratio, net of insurance claims, improving to 53.5% from 66.2% in 2008. The Group has launched a substantial investment programme, targeting cost efficiencies across the Core divisions, enhanced customer service platforms and improved control systems. A Core Bank cost:income ratio, net of insurance claims, below 50% is the target for 2013.

Group and detailed divisional targets, published in August 2009, have been reviewed and updated in the light of the APS and the EU-mandated disposals, although the impact of the Basel Committee’s proposals for changes to the bank capital regime has yet to be fully assessed, as has the effect of further changes to the regulatory environment. The targets are generally unchanged, except for the 2011 cost:income ratio target for Global Transaction Services, which has been revised in view of the planned disposal of Global Merchant Services, the Group’s leading card acquisition business.

These targets do not constitute forecasts, but it is the Group’s intention to make measurable progress towards these goals in the period covered.

Risk measures (Group)	Worst point	2009	2013 target

Value drivers	Group	Core	Core
Return on equity	(31%)(1)	13% (2)	>15%(2
Cost/income ratio net of claims	97%(3)	53%	<50%

Risk measures (Group)
Core Tier 1 capital ratio	4%(4)	11.0%	>8%
Loan:Deposit ratio (net of provisions)	154%(5)	134%	c.100%
Wholesale funding reliance (6)	£343bn(7)	£250bn	<£150bn
Liquidity reserves (8)	£90bn(7)	£171bn	c.£150bn
Leverage ratio (9)	28.7x(10)	17.0x	<20x

Notes:

(1)	Group return on tangible equity for 2008.
(2)	Indicative Core attributable profit taxed at 28% on attributable core spot tangible equity (circa 70% of Group tangible equity based on RWAs).
(3)	2008
(4)	As at 1 January 2008.
(5)	As at October 2008.
(6)

Amount of total unsecured wholesale funding under 1 year (£bn). 2009 includes £109 billion of bank deposits and £141 billion of other wholesale funding. 2013 target is for <£65 billion of bank deposits, <£85 billion of other wholesale funding.

(7)	As at December 2008.
(8)	Eligible assets held for contingent liquidity purposes including cash, Govt issued securities and other securities eligible with central banks.
(9)	Funded tangible assets divided by Tier 1 capital.
(10)	As at June 2008.

Business and strategic update (continued)

	Return on equity	Cost:income	Loan:deposit
Divisional targets	%	%	%

UK Retail
2008 actual	13	62	116
2009 actual	4	60	115
2011	>1	<60	<120
2013	>15	c.50	<105

UK Corporate
2008 actual	18	44	142
2009 actual	10	43	126
2011	>5	<45	<135
2013	>15	<35	<130

GBM
2008 actual	(8)	147
2009 actual	31	42
2011	c15	<65
2013	15-20	c.55

GTS
2008 actual	n.m.	57	25
2009 actual	n.m.	59	21
2011	n.m.	<60	<25
2013	n.m.	<50	<20

Wealth
2008 actual	n.m.	66	36
2009 actual	n.m.	59	38
2011	n.m.	<60	<35
2013	n.m.	<50	<30

Ulster Bank
2008 actual	10	69	179
2009 actual	(13)	73	177
2011	>0	<75	<175
2013	>15	c.50	<150

US Retail and Commercial
2008 actual	8	63	96
2009 actual	(2)	78	80
2011	c.10	<70	<90
2013	>15	<55	<90

	Return on equity	Cost:income less claims
	%	%

Insurance
2008 actual	18	55
2009 actual	2	92
2011	>15	<70
2013	>20	<60

Business and strategic update (continued)

EU restructuring remedies

To comply with the state aid requirements of the European Commission (EC), RBS has agreed to undertake a further set of restructuring measures, in addition to those set out in its original strategic plan.

These measures include a number of divestments by the end of 2013:

●

RBS Sempra Commodities, in which the Group has a 51% interest, has been moved into Non-Core. On 16 February 2010 an agreement to sell RBS Sempra Commodities’ metals, oil and European energy businesses to J.P.Morgan Chase for $1.7 billion was announced. RBS and its joint venture partner, Sempra Energy, are continuing to consider ownership alternatives for the remaining business lines.

●

A retail and business banking operation, whose principal components are the RBS branch network in England and Wales together with NatWest’s Scottish branches, is in the process of being prepared for sale. An information memorandum is being issued to potential buyers. An agreement on a sale is targeted for 2010, but there are complex separation issues and completion is not expected until 2011.

●

Global Merchant Services, the Group’s card payment acquiring business, has attracted considerable buyer interest and an information memorandum will be issued shortly. Closing is expected in the second half of 2010.

●	RBS Insurance is being prepared for eventual sale or flotation. The divestment will be timed to maximise value, but the current target date is 2012.

Other measures required by the EC include:

●	Prohibition of the payment of dividends or coupons on existing hybrid capital instruments until 2012, unless there is a legal obligation to pay them.

●	GBM to rank no higher than fifth in the combined global all debt league table for three years.

●	Accomplishment of balance sheet reduction targets implicit in the RBS Strategic Plan. (1)

In addition to the disposals required by the EC, RBS disposed of a number of holdings in 2009, despite difficult market conditions, including its equity stake in Bank of China, the 50% shareholding in Linea Directa, and parts of its retail and commercial banking operations in a number of Asian markets.

Since the end of the year, agreement has been reached on the sale of parts of RBS Asset Management to Aberdeen Asset Management.

Note:

(1)	Subject to adjustments. If RBS misses 2013 targeted reduction, further divestments will be required. For further details see Appendix 4.

Business and strategic update (continued)

Remuneration policy

The Group Remuneration Committee has approved remuneration proposals in respect of 2009. Following its right under the Remuneration Commitments and the Accession Agreement of the Asset Protection Scheme, UK Financial Investments (UKFI) has given its consent to these proposals.

These proposals are consistent with the framework the Board has established to put RBS at the leading edge of pay reform. The basis of the framework is:

●

No reward for failure: pay awards are subject to challenging and measurable performance criteria directly linked to results and to RBS’s strategic plan. Senior executives responsible for the overall losses have left the Group.

●	Deferral: an extensive deferral policy, in line with G20 principles, has been introduced and agreed with the Financial Services Authority.
	○	Executive directors have deferred the entirety of any 2009 bonus until 2012.

	○	Holding periods have been extended to five years for shares forming part of the pay of the highest earners in the investment bank.

	○	All 2009 bonuses awarded to those earning over £39,000 will be deferred and paid in three tranches over the period to June 2012.

●	Clawback: a robust clawback mechanism has been introduced for all discretionary bonus payments.

The pay awards agreed result in a compensation ratio of 27% for GBM, or 28% if adjusted for past and current year deferral accounting.

UK Lending Commitments

RBS is unambiguously open for business and the Group has many initiatives under way to promote this to its customers, many of whom are understandably nervous about financial matters in these challenging economic times. In February 2009, as a pre-requisite to participation in the APS, the Group agreed to make available an additional £25 billion of UK lending (£9 billion of mortgage lending and £16 billion of business lending) to creditworthy customers on commercial terms, and subject to market demand, over the ensuing 12 months. Potential adjustments to the lending commitments to reflect economic circumstances over the 12 months from March 2010 are currently under discussion with the UK Government.The Group has the funding, the capital and the desire to make this lending available to customers, subject necessarily to their credit profile and to market pricing.

RBS believes that the lending commitments are being met. However, their impact is currently masked by the fact that, in the current economic environment, many customers are reducing their borrowings. As a result, demand for lending is subdued, especially from business customers. This phenomenon is being seen across most industrialised countries.

Business and strategic update (continued)

UK Lending Commitments (continued)

Since entering into this commitment, RBS has achieved strong results in the UK mortgage market:

●	Gross lending in 2009 totalled £19.3 billion, including over £3.8 billion to first time buyers.

●

UK mortgage balances totalled £91.9 billion at 31 December 2009, 15% higher than at the end of 2008. Net mortgage lending over the year was £11.8 billion and the Group is on target to surpass the £9 billion mortgage lending commitment.

●	Acceptance rates for mortgage lending, at over 88%, remain high.

In business markets, RBS has achieved gross new lending of £60.2 billion in 2009. However, after taking account of loan repayments and overdraft movements, RBS’s business lending balances at 31 December 2009 totalled £151.2 billion, a decline of 8% since the end of 2008.

In the SME segment, gross lending in 2009 was £38.6 billion. Demand remains subdued, with term loan applications down 23% by value. In addition, repayments increased significantly in the year (term loan repayments were 53% higher than in 2008) with businesses accelerating their repayments of existing borrowings.

The acceptance rate across all categories of SME credit remains stable at over 85%. The average interest rate on new lending to SMEs has fallen to 3.04% in the fourth quarter, compared with 5.86% in the fourth quarter of 2008. Overdraft utilisation rates across the SME and mid-corporate segments have reduced to 41% at the end of December 2009 from 43% at the end of June, providing further evidence that businesses are voluntarily reducing borrowings.

Among larger corporates, RBS advanced £21.6 billion of gross new lending in 2009. Demand continues to be impacted by the macroeconomic environment and many larger corporates are actively deleveraging to repair their balance sheets. Larger corporate customers had access to undrawn committed facilities of more than £42 billion at the end of 2009.

Business and strategic update (continued)

UK Lending Commitments (continued)

Within this context, RBS has been a significant player in facilitating access to the debt and equity markets for its larger clients. During the year, RBS was bookrunner for more debt issues by UK corporates than any other bank and participated in over 80% of the equity issues by UK corporates. Much of this finance raised has been used to pay back bank borrowing.

	31 December 2008	31 December 2009	Gross lending during 2009	Net lending during 2009
	£bn	£bn	£bn	£bn

Mortgages	80.1	91.9	19.3	11.8

Total Business	163.4	151.2	60.2	(12.2)
- SME	68.0	67.0	38.6	(1.0)
- Mid-corporate	49.3	44.4	15.2	(4.9)
- Large Corporate	46.1	39.8	6.4	(6.3)

Total lending	243.5	243.1	79.5	(0.4)

Description of business

Following a comprehensive strategic review, changes were made to the Group’s operating segments in 2009. A Non-Core division was created comprising those lines of business, portfolios and individual assets that the Group intends to run off or sell. Furthermore, Business Services (formerly Group Manufacturing) is no longer reported as a separate division and its costs are now allocated to the customer-facing divisions along with certain central costs. UK Retail & Commercial Banking has been split into three segments (UK Retail, UK Corporate and Wealth). Ulster Bank has become a specific segment. The remaining elements of Europe & Middle East Retail & Commercial Banking, Asia Retail & Commercial Banking and RBS’s portion of shared ABN AMRO assets form part of Non-Core. The segmental measure is now Operating profit/(loss) before tax which differs from Contribution (used previously) and which excludes strategic disposals. Comparative data have been restated accordingly.

UK Retail offers a comprehensive range of banking products and related financial services to the personal market. It serves customers through the RBS and NatWest networks of branches and ATMs in the United Kingdom, and also through telephone and internet channels.

UK Corporate is a leading provider of banking, finance, and risk management services to the corporate and SME sector in the United Kingdom. It offers a full range of banking products and related financial services through a nationwide network of relationship managers, and also through telephone and internet channels. The product range includes asset finance through the Lombard brand.

Wealth provides private banking and investment services in the UK through Coutts & Co and Adam & Company; offshore banking through RBS International, NatWest Offshore and Isle of Man Bank; and international private banking through RBS Coutts.

Global Banking & Markets (GBM) is a leading banking partner to major corporations and financial institutions around the world, providing an extensive range of debt and equity financing, risk management and investment services to its customers. The division is organised along six principal business lines: money markets; rates flow trading; currencies and commodities; equities; credit markets and portfolio management & origination.

Global Transaction Services ranks among the top five global transaction services providers, offering global payments, cash and liquidity management, and trade finance and commercial card products and services. It includes the Group’s corporate money transmission activities in the United Kingdom and the United States as well as Global Merchant Services, the Group’s United Kingdom and international merchant acquiring business.

Ulster Bank is the leading retail and commercial bank in Northern Ireland and the third largest banking group on the island of Ireland. It provides a comprehensive range of financial services through both its Retail Markets division, which has a network of branches and operates in the personal and bancassurance sectors, and its Corporate Markets division, which provides services to SME business customers, corporates and institutional markets.

Description of business (continued)

US Retail & Commercial provides financial services primarily through the Citizens and Charter One brands. US Retail & Commercial is engaged in retail and corporate banking activities through its branch network in 12 states in the United States and through non-branch offices in other states. It ranks among the top five banks in New England.

RBS Insurance sells and underwrites retail and SME insurance over the telephone and internet, as well as through brokers and partnerships. Its brands include Direct Line, Churchill and Privilege, which sell general insurance products direct to the customer, as well as Green Flag and NIG. Through its international division, RBS Insurance sells general insurance, mainly motor, in Germany and Italy. The Intermediary and Broker division sells general insurance products through independent brokers.

Business Services (formerly Group Manufacturing) supports the customer-facing businesses and provides operational technology, customer support in telephony, account management, lending and money transmission, global purchasing, property and other services. Business Services drives efficiencies and supports income growth across multiple brands and channels by using a single, scalable platform and common processes wherever possible. It also leverages the Group’s purchasing power and is the Group’s centre of excellence for managing large-scale and complex change.

Central Functions comprises group and corporate functions, such as treasury, funding and finance, risk management, legal, communications and human resources. The Centre manages the Group’s capital resources and Group-wide regulatory projects and provides services to the operating divisions.

Non-Core Division manages separately assets that the Group intends to run off or dispose. The division contains a range of businesses and asset portfolios primarily from the GBM division, including RBS Sempra Commodities, linked to proprietary trading, higher risk profile asset portfolios including excess risk concentrations, and other illiquid portfolios. It also includes a number of other portfolios and businesses, including regional markets businesses, that the Group has concluded are no longer strategic.

Summary consolidated income statement

for the year ended 31 December 2009 – pro forma

In the income statements set out below, amortisation of purchased intangible assets, gain on redemption of own debt, strategic disposals, write-down of goodwill and other intangible assets, integration and restructuring costs, gains on pensions curtailment and bonus tax are shown separately. In the statutory condensed consolidated income statement on page 173, these items are included in income and operating expenses as appropriate. Data for 2008 have been restated for the amendment to IFRS 2 'Share-based Payment'.

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Core*

Net interest income	12,319	14,116	2,935	3,035	3,745

Non-interest income (excluding insurance net premium income)	14,925	4,792	3,360	2,877	(2,642)
Insurance net premium income	4,482	4,723	1,137	1,128	1,190

Non-interest income	19,407	9,515	4,497	4,005	(1,452)

Total income (1)	31,726	23,631	7,432	7,040	2,293
Operating expenses (2)	(14,954)	(13,505)	(3,788)	(3,669)	(2,968)

Profit/(loss) before other operating charges	16,772	10,126	3,644	3,371	(675)
Insurance net claims	(3,769)	(3,217)	(1,173)	(1,019)	(864)

Operating profit/(loss) before impairment losses	13,003	6,909	2,471	2,352	(1,539)
Impairment losses	(4,678)	(2,496)	(1,288)	(1,213)	(1,312)

Operating profit/(loss) (3)	8,325	4,413	1,183	1,139	(2,851)

* Includes fair value of own debt impact	(142)	1,232	270	(483)	(861)

Non-Core

Net interest income	1,248	1,648	511	226	682

Non-interest income (excluding insurance net premium income)	(4,333)	(5,666)	(574)	(345)	(2,861)
Insurance net premium income	784	986	171	173	249

Non-interest income	(3,549)	(4,680)	(403)	(172)	(2,612)

Total income (1)	(2,301)	(3,032)	108	54	(1,930)
Operating expenses (2)	(2,447)	(2,683)	(685)	(526)	(767)

Loss before other operating charges	(4,748)	(5,715)	(577)	(472)	(2,697)
Insurance net claims	(588)	(700)	(148)	(126)	(192)

Operating loss before impairment losses	(5,336)	(6,415)	(725)	(598)	(2,889)
Impairment losses	(9,221)	(4,936)	(1,811)	(2,066)	(3,361)

Operating loss (3)	(14,557)	(11,351)	(2,536)	(2,664)	(6,250)

For definitions of the notes see page 31.

Summary consolidated income statement

for the year ended 31 December 2009 – pro forma (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Total

Net interest income	13,567	15,764	3,446	3,261	4,427

Non-interest income (excluding insurance net premium income)	10,592	(874)	2,786	2,532	(5,503)
Insurance net premium income	5,266	5,709	1,308	1,301	1,439

Non-interest income	15,858	4,835	4,094	3,833	(4,064)

Total income (1)	29,425	20,599	7,540	7,094	363
Operating expenses (2)	(17,401)	(16,188)	(4,473)	(4,195)	(3,735)

Profit/(loss) before other operating charges	12,024	4,411	3,067	2,899	(3,372)
Insurance net claims	(4,357)	(3,917)	(1,321)	(1,145)	(1,056)

Operating profit/(loss) before impairment losses (3)	7,667	494	1,746	1,754	(4,428)
Impairment losses	(13,899)	(7,432)	(3,099)	(3,279)	(4,673)

Operating loss (3)	(6,232)	(6,938)	(1,353)	(1,525)	(9,101)
Amortisation of purchased intangible assets	(272)	(443)	(59)	(73)	(62)
Integration and restructuring costs	(1,286)	(1,357)	(228)	(324)	(752)
Gain on redemption of own debt	3,790	-	-	-	-
Strategic disposals	132	442	(166)	(155)	442
Gains on pensions curtailment	2,148	-	2,148	-	-
Bonus tax	(208)	-	(208)	-	-

Operating (loss)/profit before tax (4)	(1,928)	(8,296)	134	(2,077)	(9,473)
Tax credit/(charge)	339	1,280	(649)	576	1,701

Loss from continuing operations	(1,589)	(7,016)	(515)	(1,501)	(7,772)
(Loss)/profit from discontinued operations, net of tax	(72)	(86)	(7)	(7)	1

Loss for the period	(1,661)	(7,102)	(522)	(1,508)	(7,771)
Minority interests	(648)	(412)	(47)	(47)	(221)
Preference share and other dividends	(935)	(596)	(144)	(245)	(162)

Loss attributable to ordinary and B shareholders before write-down of goodwill and other intangible assets	(3,244)	(8,110)	(713)	(1,800)	(8,154)
Write-down of goodwill and other intangible assets, net of tax	(363)	(16,196)	(52)	-	(16,196)

Loss attributable to ordinary and B shareholders	(3,607)	(24,306)	(765)	(1,800)	(24,350)

For definitions of the notes see page 31.

Condensed consolidated statement of comprehensive income

for the year ended 31 December 2009 – pro forma

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m	£m	£m

Loss for the year	(2,024)	(23,298)	(574)	(1,508)	(23,967)

Other comprehensive income
Available-for-sale financial assets	1,847	(7,270)	619	2,861	(3,599)
Cash flow hedges	893	(405)	217	155	(185)
Currency translation	(2,018)	7,327	(230)	659	4,903
Actuarial losses on defined benefit plans	(3,756)	(1,807)	(3,756)	-	(1,807)
Tax on other comprehensive income	406	2,572	844	(846)	1,583

Other comprehensive income for the year, net of tax	(2,628)	417	(2,306)	2,829	895

Total comprehensive income for the year	(4,652)	(22,881)	(2,880)	1,321	(23,072)

Attributable to:
Minority interests	160	267	29	78	275
Preference shareholders	878	536	126	242	129
Paid-in equity holders	57	60	18	3	33
Ordinary and B shareholders	(5,747)	(23,744)	(3,053)	998	(23,509)

	(4,652)	(22,881)	(2,880)	1,321	(23,072)

Summary consolidated balance sheet

at 31 December 2009 – pro forma

	31 December 2009	30 September 2009	31 December 2008
	£m	£m	£m

Loans and advances to banks	83,874	97,464	129,499
Loans and advances to customers	595,694	631,459	731,265
Debt securities and equity shares	265,055	268,111	275,357
Other assets	139,659	130,816	91,077

Funded assets	1,084,282	1,127,850	1,227,198
Derivatives	438,199	552,466	991,495

Total assets	1,522,481	1,680,316	2,218,693

Owners’ equity	77,736	56,666	58,879
Minority interests	2,227	2,185	5,436
Subordinated liabilities	31,538	33,085	43,678
Deposits by banks	153,648	178,400	262,609
Customer accounts	482,604	493,234	518,461
Derivatives, settlement balances and short positions	472,409	609,413	1,023,673
Other liabilities	302,319	307,333	305,957

Total liabilities and equity	1,522,481	1,680,316	2,218,693

Key metrics

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008

Performance ratios
Core
- Net interest margin	2.12%	2.45%	2.06%	2.10%	2.34%
- Cost:income ratio (5)	47.1%	57.1%	51.0%	52.1%	129.4%
- Adjusted cost:income ratio (6)	53.5%	66.2%	60.5%	60.9%	207.7%
Non-Core
- Net interest margin	0.69%	0.87%	1.17%	0.55%	1.36%
- Cost:income ratio (5)	(106.3%)	(88.5%)	634.3%	974.1%	(39.7%)
- Adjusted cost:income ratio (6)	(84.7%)	(71.9%)	(1,712.5%)	(730.6%)	(36.2%)
Group
- Net interest margin	1.76%	2.08%	1.83%	1.75%	2.11%
- Cost:income ratio (5)	59.1%	78.6%	59.3%	59.1%	-
- Adjusted Group cost:income ratio (6)	69.4%	97.0%	71.9%	70.5%	-
Continuing operations:
Basic loss per ordinary and B share (7)	(6.3p)	(146.2p)	(1.2p)	(3.2p)	(100.5p)

For definitions of the notes see page 31.

Key metrics (continued)

	31 December 2009	30 September 2009	Change	31 December 2008	Change

Capital and balance sheet
Funded balance sheet (8)	£1,084.3bn	£1,127.8bn	(3.9%)	£1,227.2bn	(11.6%)
Total assets	£1,522.5bn	£1,680.3bn	(9.4%)	£2,218.7bn	(31.4%)
Risk-weighted assets - Gross	£565.8bn	£594.7bn	(5%)	£577.8bn	(2%)
Benefit of APS	(£127.6bn)	-	-	-	-
Risk-weighted assets	£438.2bn	£594.7bn	(26%)	£577.8bn	(24%)
Core Tier 1 ratio	11.0%	5.5%	550bp	5.9%	510bp
Tier 1 ratio	14.4%	8.0%	640bp	9.9%	450bp
Risk elements in lending (REIL)	£35.0bn	£35.0bn	-	£18.8bn	86%
Risk elements in lending as a % of loans and advances	6.11%	5.77%	34bp	2.68%	343bp
Provision balance as % of REIL/PPL	43%	43%	-	50%	(700bp)
Loan:deposit ratio (Core – net of provisions)	104%	108%	(400bp)	118%	(1,400bp)
Loan:deposit ratio (Non-Core - net of provisions)	1,121%	937%	18,400bp	683%	43,800bp
Loan:deposit ratio (Group - net of provisions)	135%	139%	(400bp)	151%	(1,600bp)
Tier 1 leverage ratio (9)	17.0x	23.4x	(27%)	21.2x	(20%)
Tangible equity leverage ratio (10)	5.2%	3.0%	220bp	2.4%	280bp
Net tangible equity per share	51.3p	59.4p	(14%)	73.8p	(30%)

Notes:

(1)	Excluding gain on redemption of own debt and strategic disposals.
(2)	Excluding purchased intangibles amortisation, write-down of goodwill and other intangible assets, integration and restructuring costs, gains on pensions curtailment and bonus tax.
(3)

Operating (loss)/profit before tax, purchased intangibles amortisation, integration and restructuring costs, gain on redemption of own debt, strategic disposals , write-down of goodwill and other intangible assets and gains on pensions curtailment and bonus tax.

(4)	Excluding write-down of goodwill and other intangible assets.
(5)	The cost:income ratio for Core operations and Group is based on total income and operating expenses as defined in (1) and (2) above.
(6)	The adjusted cost:income ratio is based on total income and operating expenses as defined in (1) and (2) above and after netting insurance claims against income .
(7)	(Loss)/profit from continuing operations attributable to ordinary and B shareholders divided by weighted average number of ordinary and B shares in issue.
(8)	Funded balance sheet is defined as total assets less derivatives.
(9)	The Tier 1 leverage ratio is based on total tangible assets (after netting derivatives) divided by Tier 1 capital.
(10)	The tangible equity leverage ratio is based on total tangible equity divided by total tangible assets (after netting derivatives).

Results summary

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	13,283	15,320	3,340	3,197	4,277

Net interest margin
- Group	1.76%	2.08%	1.83%	1.75%	2.11%
- Global Banking & Markets	1.38%	1.34%	0.89%	1.08%	1.99%
- Rest of Core Group	2.41%	2.97%	2.46%	2.51%	2.52%
- Non-Core	0.69%	0.87%	1.17%	0.55%	1.36%

Selected average balances
Loans and advances to banks	51,757	47,523	51,076	56,984	57,696
Loans and advances to customers	575,473	596,177	543,373	554,047	624,416
Debt securities	125,806	94,393	136,315	118,791	130,513
Interest earning assets	753,036	738,093	730,764	729,822	811,815
Deposits by banks	131,190	154,828	121,887	119,317	212,248
Customer accounts	354,963	386,322	339,180	350,298	384,423
Subordinated liabilities	35,348	34,867	33,002	35,922	37,987
Interest bearing liabilities	672,449	692,704	647,690	665,290	780,022
Non-interest bearing deposits	36,489	34,021	37,164	35,464	41,110

Selected average yields (%)
Loans and advances to banks	1.61	4.82	1.20	1.38	5.17
Loans and advances to customers	3.71	5.89	3.53	3.35	5.58
Debt securities	3.34	5.08	3.05	2.98	4.19
Interest earning assets	3.50	5.72	3.28	3.13	5.33
Deposits by banks	2.17	3.96	1.66	1.92	3.11
Customer accounts	1.31	3.40	1.12	1.10	3.07
Subordinated liabilities	3.71	5.11	3.62	3.11	4.45
Interest bearing deposits	1.95	3.88	1.63	1.52	3.36

Non-interest bearing deposits as a
percentage of interest earning assets	4.85	4.61	5.09	4.86	4.41

Note:

(1)	Refer to notes on page 80.

Results summary

Key points

2009 compared with 2008

●

Net interest margin declined by 32 basis points compared with 2008 primarily reflecting the pressure on liability margins, given rates on many deposit products at floors in the low interest rate environment and strong competition, particularly for longer term deposits and the build up of the Group’s liquidity portfolio.

●

Asset margins have been gradually rebuilt over the course of the year helping to stem the erosion of net interest margin experienced over recent years, with the overall retail and commercial asset margin improving from c.1.4% in 2008 to c.1.75% in 2009. Improvement has been noted across all retail and commercial divisions.

●	GBM net interest margin increased modestly, reflecting higher margins on GBM banking assets, partially offset by lower money market income.

●

UK Corporate net interest margin declined, reflecting higher funding costs and continued competitive pricing due to strong demand for deposits. UK Retail held its net interest margin in line with 2008 as wider asset margins offset decreasing liability margins in a competitive deposit market.

4Q09 compared with 3Q09

●

Net interest margin increased by 8 basis points in the quarter benefiting from improved new lending margins and recovery of suspended interest from a restructured loan. The underlying increase was 5 basis points.

●	UK Retail net interest margin increased by 27 basis points in the quarter, reflecting widening asset margins.

●	UK Corporate net interest margin increased by 9 basis points in the quarter, reflecting strong new business asset margins.

●	US Retail net interest margin increased by 8 basis points, in US dollar terms, driven by improving commercial deposit margins.

Results summary (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	5,948	6,434	1,459	1,374	1,475

Income/(loss) from trading activities	3,806	(8,829)	711	1,051	(6,762)

Other operating income	838	1,521	616	107	(216)

Non-interest income (excluding insurance premiums)*	10,592	(874)	2,786	2,532	(5,503)

Insurance net premium income	5,266	5,709	1,308	1,301	1,439

Total non-interest income	15,858	4,835	4,094	3,833	(4,064)

* Includes fair value of own debt
(Loss)/income from trading activities	(193)	255	(79)	(245)	(1,311)
Other operating income	51	977	349	(238)	450

Fair value of own debt	(142)	1,232	270	(483)	(861)

Key points

2009 compared with 2008

●

Net fees and commissions fell by £486 million primarily due to the withdrawal of the single premium payment protection insurance product and the restructuring of current account overdraft fees within UK Retail during the year, as well as to reduced fees received in Non-Core. This was partially offset by improved performance in GBM (£112 million) and US Retail & Commercial (£50 million).

●

Income from trading activities rose substantially during the year by £12,635 million, principally due to lower credit market losses reflecting improved underlying asset prices compared with 2008. Increased market volatility and strong customer demand in a positive trading environment also contributed to this improvement.

●

Other operating income fell by £683 million. Adjusting for changes in the fair value of own debt and a gain of £600 million on the sale of Angel Trains in 2008, other operating income increased by £843 million. This improvement reflected a small gain in the fair value of securities and other assets and liabilities compared with a loss of £1.4 billion in 2008 partially offset by lower profits on sales of securities and properties and reduced dividend income.

●	Insurance net premium income fell by £443 million principally reflecting lower bancassurance fees, £288 million, and lower general insurance premiums, £155 million.

4Q09 compared with 3Q09

●	Income from trading activities fell by £340 million due to reduced trading activity, particularly in the US liquid mortgage market, and higher credit market write-downs in the Non-Core division.

●

Other operating income improved by £509 million. Adjusting for changes in the fair value of own debt, other operating income fell by £78 million reflecting a fall in life business profits and higher losses from associated entities partially offset by higher profits on sales of securities.

Results summary (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
Operating expenses	£m	£m	£m	£m	£m

Staff costs	9,081	7,990	2,246	2,175	1,286
Premises and equipment	2,468	2,099	618	619	566
Other	3,979	4,267	1,075	943	1,360

Administrative expenses	15,528	14,356	3,939	3,737	3,212
Depreciation and amortisation	1,873	1,832	534	458	523

Operating expenses	17,401	16,188	4,473	4,195	3,735

General insurance	4,223	3,733	1,304	1,054	940
Bancassurance	134	184	17	91	116

Insurance net claims	4,357	3,917	1,321	1,145	1,056

Staff costs as a percentage of total
income	30.9%	38.8%	29.8%	30.7%	354.3%

Key points

2009 compared with 2008

●

Staff costs were up £1,091 million with most of the movement relating to adverse movements in foreign exchange rates and some salary inflation. Changes in incentive compensation, primarily in Global Banking & Markets, represented most of the remaining change.

●	Premises and equipment costs rose by £369 million due to the impact of expanded Group premises in London and the US.

●	Other expenses fell by £288 million due to integration benefits in GBM partially offset by increased deposit insurance levies in the US.

●	General insurance claims rose by £490 million primarily as a result of the rise in estimated costs of bodily injury claims within the motor lines of business.

●	Bancassurance claims fell by £50 million reflecting lower business volumes offset by improved returns on investment products being passed onto customers.

Results summary (continued)

Key points (continued)

4Q09 compared with 3Q09

●

Staff costs were up £71 million largely reflecting the finalisation of performance-related compensation, including the accounting adjustments to reflect the deferral structure. Other increases, including Non-Core and APS-related staff costs, were offset by cost reductions resulting from the restructuring programme.

●	Premises and equipment costs were flat compared with 3Q09.

●	Other expenses rose by £132 million, partially reflecting an increase in costs associated with the APS and disposal-related activity.

●	General insurance claims rose by £250 million primarily as a result of adverse weather conditions and higher estimated costs of bodily injury claims within the motor lines of business.

●	Bancassurance claims fell by £74 million due to lower returns on investment products being passed onto customers relative to 3Q09.

Results summary (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
Impairment losses	£m	£m	£m	£m	£m

Impairment losses by division
UK Retail	1,679	1,019	451	404	292
UK Corporate	927	319	190	187	169
Wealth	33	16	10	1	8
Global Banking & Markets	640	522	130	272	502
Global Transaction Services	39	54	4	22	40
Ulster Bank	649	106	348	144	71
US Retail & Commercial	702	437	153	180	177
RBS Insurance	8	42	-	2	42
Central items	1	(19)	2	1	11

Core	4,678	2,496	1,288	1,213	1,312
Non-Core	9,221	4,936	1,811	2,066	3,361

	13,899	7,432	3,099	3,279	4,673

Impairment losses by asset category
Loans and advances	13,090	6,478	3,032	3,262	4,049
Available-for-sale securities	809	954	67	17	624

	13,899	7,432	3,099	3,279	4,673

Loan impairment charge as % of gross loans
and advances excluding reverse repurchase
agreements	2.30%	0.92%	2.13%	2.14%	2.31%

Key points

2009 compared with 2008

●	Impairment losses were £13,899 million compared with £7,432 million. Impairment losses in the Core divisions increased by £2,182 million, while Non-Core losses increased by £4,285 million.

●	In the Core business, the biggest increases were in UK Retail, UK Corporate and Ulster Bank, reflecting the difficult economic environment.

●	Non-Core losses also increased substantially, particularly across the corporate and property sectors.

4Q09 compared with 3Q09

●	Impairment losses fell by £180 million during 4Q09, primarily due to lower Non-Core impairments resulting, in part, from positive developments in the corporate sector.

●	In the Core business, increases in UK Retail and Ulster Bank were offset by a decrease in Global Banking & Markets impairments, which included a sizeable individual loss in Q309.

●	Although losses are expected to remain at elevated levels for the next few quarters, impairment losses appear to have stabilised. Economic recovery continues to be gradual.

Results summary (continued)

	Year ended		Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
Credit and other market losses (1)	£m	£m	£m	£m	£m

Monoline exposures	2,387	3,093	734	106	864
CDPCs	957	615	111	276	374
Asset-backed products (2)	288	4,778	(102)	(147)	1,394
Other credit exotics	558	947	(30)	46	716
Equities	47	948	13	12	780
Leveraged finance	-	1,088	-	-	189
Banking book hedges	1,727	(1,642)	262	426	(1,074)
Other	188	268	91	55	410

	6,152	10,095	1,079	774	3,653

Notes:

(1)	Included in ‘Income from trading activities’ on page 34.
(2)	Includes super senior asset-backed structures and other asset-backed products.

Key points

2009 compared with 2008

●	Losses relating to monoline exposures were £2,387 million in 2009 compared with £3,093 million in 2008.

○

The credit quality of the monolines has continued to deteriorate and the level of CVA held against exposures to monoline counterparties has increased from 52% to 62% during the year. This was driven by a combination of wider credit spreads and lower recovery rates.

	○	The gross exposure to monoline counterparties has decreased primarily due to a combination of higher prices of underlying reference instruments and restructuring certain exposures.

○

The increase in CVA resulting from the credit quality deterioration was partially offset by the decrease in CVA requirement following the reduction in gross exposure due to higher prices of underlying reference instruments. Consequently the net losses incurred in this regard were lower than in 2008 when there was both an increase in gross exposure and deterioration in credit quality.

●	Losses relating to CDPC exposures were £957 million in 2009 compared with £615 million in 2008.

	○	The credit quality of the CDPCs has continued to deteriorate and the level of CVA held against exposures to CDPC counterparties has increased from 27% to 39% during the year.

○

The gross exposure to CDPC counterparties has reduced primarily due to a combination of tighter credit spreads of the underlying reference loans and bonds, and a decrease in the relative value of senior tranches compared with the underlying reference portfolios.

Results summary (continued)

Key points

2009 compared with 2008 (continued)

○

The decrease in CVA requirement following the reduction in gross exposure was partially offset by the increase in CVA requirement resulting from the credit quality deterioration. Consequently there were net gains in this regard in 2009 compared with losses in 2008 when there was both an increase in gross exposure and deterioration in credit quality.

○

Net losses were incurred in 2009 due to hedges put in place at the end of 2008 and during 2009 which effectively cap the exposure to certain CDPCs. As the exposure to these CDPCs has reduced, losses have been incurred on the hedges.

●	Losses relating to asset-backed products were £288m in 2009 compared with £4,778 million in 2008.

○ Losses reported in 2009 primarily relate to super senior CDOs. The significant price declines of the underlying predominantly mortgage-backed securities seen in 2008 were not repeated in 2009.

○ Losses on other mortgage backed securities were greatly reduced in 2009 as many of these positions were sold or substantially written down in 2008 resulting in reduced net exposure in 2009.

●	Losses relating to Credit exotics were £558 million in 2009 compared with £947 million in 2008. These losses were reduced in 2009 as hedges were put in place to mitigate the risk.

●	Leveraged finance assets were reclassified on 1 July 2009. Changes in the fair value of these assets are only recognised in the income statement to the extent that they are considered impairments.

●

Losses relating to banking book hedges were £1,727 million in 2009 compared with profits of £1,642 million in 2008. These trades hedge counterparty risk that arises from loans and bonds on the regulatory banking book. As credit spreads have generally tightened in 2009 the value of these hedges has decreased resulting in losses. These hedges gave rise to gains in 2008 due to credit spreads generally widening.

4Q09 compared with 3Q09

●

Credit and other market losses were £305 million higher in Q4 primarily reflecting the effect of restructuring certain monoline exposures partly offset by the effect of tighter credit spreads on the instruments underlying CDPCs and lower losses on banking book hedges.

Results summary (continued)

     Year ended
			Quarter ended
	31 December 2009	31 December 2008	31 December 2009	30 September 2009	31 December 2008
Other non-operating items	£m	£m	£m	£m	£m

Amortisation of purchased intangible assets	(272)	(443)	(59)	(73)	(62)
Integration and restructuring costs	(1,286)	(1,357)	(228)	(324)	(752)
Gain on redemption of own debt	3,790	-	-	-	-
Strategic disposals	132	442	(166)	(155)	442
Gains on pensions curtailment	2,148	-	2,148	-	-
Bonus tax	(208)	-	(208)	-	-

	4,304	(1,358)	1,487	(552)	(372)

Key Points

2009 compared with 2008

●

Integration and restructuring costs decreased, primarily as ABN AMRO integration activity neared completion, partly offset by restructuring activity following the conclusion of the strategic review earlier in the year.

●	In the second quarter of 2009 the Group recorded a gain of £3,790 million on a liability management exercise to redeem a number of Tier 1 and upper Tier 2 securities.

●

The overall gain on strategic disposals, £132 million, primarily relates to gains on the sale of Bank of China and Linea Directa partially offset by losses arising from the sale of the Retail and Commercial Asian businesses and Latin America asset portfolio.

●

Pension curtailment gains of £2,148 million were recognised during the fourth quarter of 2009 arising from changes to prospective pension benefits in the defined benefit scheme and certain other subsidiary schemes.

●

No Asset Protection Scheme fees have been charged to income in 2009. The APS is structured as a derivative, with movements in the fair value of the contract (including £1.4 billion of fees paid in 2009) netting to zero at the year end. Changes in the fair value of the contract will be reflected in the income statement in future periods.

4Q09 compared with 3Q09

●	Integration and restructuring costs were down 30% primarily due to lower than anticipated redundancy costs.

●	In 4Q09 the Group recorded a loss on disposal of £166 million primarily relating to the sale of part of its Latin America business.

●	Pension curtailment gains of £2,148 million have been recognised during Q409 arising from changes to prospective pension benefits.

●	A charge related to the UK Government’s bonus tax proposals has been reflected in the fourth quarter. The total bonus tax in 2009 was £208 million with £160 million deferred until 2010 and 2011.

Results summary (continued)

Capital resources and ratios	31 December 2009	30 September 2009	31 December 2008

Core Tier 1 capital	£48.2bn	£33.0bn	£34.0bn

Tier 1 capital	£62.9bn	£47.6bn	£57.1bn

Total capital	£71.3bn	£62.1bn	£82.2bn

Risk-weighted assets – Gross	£565.8bn	£594.7bn	£577.8bn

Benefit of APS	(£127.6bn)	-	-

Risk-weighted assets	£438.2bn	£594.7bn	£577.8bn

Core Tier 1 ratio	11.0%	5.5%	5.9%

Tier 1 ratio	14.4%	8.0%	9.9%

Total capital ratio	16.3%	10.4%	14.2%

Key points

2009 compared with 2008

●	The significant increase in the Core Tier 1 Capital and ratio reflects the impact of the accession to the Asset Protection Scheme and issue of B shares to the UK Government in December.

●

Risk-weighted assets (RWAs) have decreased by £140 billion from the end of 2008 with reductions due to APS of £128 billion, de-leveraging of £84 billion and movements in exchange rates of £20 billion partially offset by impacts of procyclicality, £75 billion and market risk volatility, £18 billion.

4Q09 compared with 3Q09

●

RWAs decreased by £157 billion in 4Q09 due to the APS, £128 billion, de-leveraging, £37 billion and exchange rate movements of £1 billion. These were offset in part by increases due to pro-cyclicality of £ 6 billion and market risk of £3 billion.

Results summary (continued)

	31 December 2009	30 September 2009	31 December 2008
Balance sheet	£bn	£bn	£bn

Funded balance sheet	1,084.3	1,127.8	1,227.2

Total assets	1,522.5	1,680.3	2,218.7

Loans and advances to customers (excluding reverse repurchase agreements and stock borrowing)	554.7	588.0	692.0

Customer accounts (excluding repurchase agreements and stock lending)	414.3	423.8	460.3

Loan:deposit ratio (Core - net of provisions)	104%	108%	118%

Loan:deposit ratio (Non-Core - net of provisions)	1,121%	937%	683%

Loan:deposit ratio (Group - net of provisions)	135%	139%	151%

Key points

2009 compared with 2008

●	Total assets and funded balance sheet were down significantly, ahead of the targets set out in the Group’s strategic plan.

	○	Funded balance sheet was down 12% principally reflecting the substantial repayment of loans to banks and customers.

○

Total assets were down 31% principally reflecting substantial repayments of loans to banks and customers and a fall in mark-to-market derivative assets, with a corresponding fall in derivative liabilities.

●

The loan:deposit ratio (net of provisions) has improved to 135%, as loans to customers, excluding reverse repos, fell by £137 billion, while deposits, excluding repos, fell by just £46 billion. The principal drivers were reduced loans and advances in GBM (down £96 billion) and Non-Core (down £42 billion), with UK Retail growing balances but reduced loan demand in other Core divisions. Good customer deposit growth was achieved in most Core divisions, with a particularly strong performance from UK Retail. GBM achieved a targeted reduction in short-term wholesale deposits.

4Q09 compared with 3Q09

●

Total assets were down by £158 billion, 9%, due to the continued repayment of loans to banks and customers and a fall in the value of mark-to-market derivative assets. Funded balance sheet declined by £44 billion, 4%.

●

The loan:deposit ratio (net of provisions) has improved by 400 basis points to 135%, due to loans to customers, excluding reverse repos, falling by £33 billion and deposits excluding repos falling by £10 billion. Trends for both loans and deposits were similar to prior quarters.

A further analysis of the Group’s funding and liquidity positions is included on pages 139 to 144.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat